April 24, 2020

Robert Neville
Chief Executive Officer
Savara Inc.
6836 Bee Cave Road
Building III, Suite 200
Austin, TX 78746

       Re: Savara Inc.
           Registration Statement on Form S-3
           Filed April 17, 2020
           File No. 333-237734

Dear Mr. Neville:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    J. Robert Suffoletta, Esq.